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Exhibit (b)(2)(A)

CONFIDENTIAL	EXHIBIT A

SENIOR SECURED CREDIT FACILITIES
SUMMARY OF TERMS AND CONDITIONS(1)

Borrower:	Tribune Company, a Delaware corporation ("Tribune").
Joint Lead Arrangers:	Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (the "Lead Arrangers").
Administrative Agent:	Merrill Lynch Capital Corporation, an affiliate of Citigroup Global Markets Inc. or JPMorgan Chase Bank, N.A. (in such capacity, the "Administrative Agent").
Lenders:
Merrill Lynch Capital Corporation (or one of its affiliates), an affiliate of Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and a syndicate of financial institutions (the "Senior Secured Lenders") arranged by the Lead Arrangers in consultation with Tribune.
Senior Secured Credit Facilities:	Senior credit facilities (the "Senior Secured Credit Facilities") in an aggregate principal amount of up to $8.025 billion, such Senior Secured Credit Facilities comprising:
(A)
Term Loan Facilities. A Senior Tranche B Term Loan facility in an aggregate principal amount of up to $7,015.0 million (the "Tranche B Facility") and a Delayed Draw Senior Tranche B Term Loan facility in an aggregate principal amount of $263.0 million (the "Delayed Draw Facility" and together with the Tranche B Facility, the "Term Loan Facilities"). Loans under the Term Loan Facilities are herein referred to as "Term Loans". Loans under the Delayed Draw Facility are herein referred to as "Delayed Draw Term Loans".

Once made, Term Loans made under the Delayed Draw Facility shall be Tranche B Term Loans and incorporated into and treated as part of the Tranche B Facility for all purposes under the Credit Documentation.
(B)
Revolving Facility. A revolving credit facility in an aggregate principal amount of $750.0 million (the "Revolving Facility"). Loans under the Revolving Facility are herein referred to as "Revolving Loans"; the Term Loans and the Revolving Loans are herein referred to collectively as "Loans". The Revolving Facility will include a letter of credit subfacility in an amount up to $250,000,000 and a swing line subfacility in an amount up to $100,000,000.

(1)
Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter (the "Commitment Letter").

First Step Transactions:	As described in the Commitment Letter.
Availability/Purpose:	(A)
Term Loan Facilities. Term Loans (other than Delayed Draw Term Loans) will be available to finance a portion of the Stock Repurchase, the Dividend and the Refinancing and to pay related fees and expenses, subject to the terms and conditions set forth in the Credit Documents, on the date of the consummation of the Stock Repurchase, the Dividend and the Refinancing in one draw (the "Closing Date"). Term Loans repaid or prepaid may not be reborrowed.

Delayed Draw Term Loans will be available in one or more drawings in each case solely to refinance a portion of Tribune's outstanding $263.0 million aggregate principal amount of medium term notes as and when they become due during 2008.
(B)
Revolving Facility. The Revolving Facility will be available for working capital and general corporate purposes, including, without limitation, acquisitions, on a fully revolving basis, subject to the terms and conditions set forth in the Credit Documents, in the form of revolving loans, swing line loans and letters of credit on and after the Closing Date until the Revolver Maturity Date.
Incremental Facility:
Tribune shall be entitled, solely in connection with the Acquisition and subject to satisfaction of the Acquisition Conditions (as defined below) and subject to the satisfaction of customary conditions to incur additional term loans (the "Incremental Facility") under a new term loan facility to be included in the Senior Secured Credit Facilities in an aggregate principal amount of up to $2,125,000,000, to be used to finance the Acquisition; provided that (i) no event of default or default exists or would exist after giving effect thereto, (ii) the Specified Representations (as defined in the Second Step Commitment Letter) shall be true and correct, (iii) the maturity date of the Incremental Facility shall be the Tranche B Maturity Date, (iv) the average life to maturity of the Incremental Facility shall be the same as the remaining average life to maturity of the Tranche B Term Loans, (v) all reasonable and documented fees and expenses owing in respect of such increase to the Administrative Agent and the Senior Secured Lenders shall have been paid, (vi) the other terms and documentation in respect thereof, to the extent not consistent with the Tranche B Facility shall otherwise be reasonably satisfactory to the Administrative Agent (except as permitted by clause (vii) below) and (vii) in the event that the Applicable Margins for the Incremental Facility are greater than the Applicable Margins for the Tranche B Facility made on the Closing Date by more than 25 basis points, then the Applicable Margins for the existing Tranche B Facility shall be increased to the extent necessary such that the Applicable Margins for the Incremental Facility are equal to the Applicable Margins for the existing Tranche B Facility plus 25 basis points; provided that in determining the Applicable Margin applicable to the existing Tranche B Facility and the Incremental Facility, (x) original issue discount ("OID") or upfront fees (which shall be deemed to constitute like amounts of OID) payable by Tribune to the Lenders of the existing Tranche B Facility or the Incremental Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) customary arrangement or commitment fees payable to the Lead Arrangers (or its affiliates) in connection with the Tranche B Facility or to one or more arrangers (or their affiliates) of the Incremental Facility shall be excluded. It is understood that the Second Step Commitment Letter represents a commitment to provide the Incremental Facility, subject to the terms and conditions of the Second Step Commitment Letter. The Credit Documentation shall be amended to give effect to the Incremental Facility by documentation executed by the Lender or Lenders making the commitments with respect to the Incremental Facility, the Administrative Agent and Tribune, and without the consent of any other Lender.
Documentation:	The documentation for the Senior Secured Credit Facilities (collectively, the "Credit Documents") will include, among others, a credit agreement (the "Credit Agreement").
Guarantors:
Each of Tribune's direct and indirect U.S. subsidiaries (other than any U.S. subsidiary that is a direct or indirect subsidiary of a non-U.S. subsidiary and de minimis subsidiaries to be agreed) existing on the Closing Date or thereafter created or acquired shall unconditionally guarantee, on a joint and several and senior basis, all obligations of Tribune under the Senior Secured Credit Facilities and (to the extent relating to the Loans) under each interest rate protection agreement entered into with a person that is a Senior Secured Lender or an affiliate of a Senior Secured Lender at the time such agreement is entered into. Each guarantor of any of the Senior Secured Credit Facilities is herein referred to as a "Guarantor" and its guarantee is referred to herein as a "Guarantee"; Tribune and the Guarantors are herein referred to as the "Credit Parties".

Collateral:
The Senior Secured Credit Facilities, the Guarantees, and (to the extent relating to the Loans) the obligations of the Credit Parties under each interest rate protection agreement entered into with a person that is a Senior Secured Lender or any affiliate of a Senior Secured Lender at the time such agreement is entered into will be secured by a perfected lien on, and pledge of, all of the capital stock of Tribune Finance LLC, together with any proceeds of the foregoing (collectively, the "Collateral").

All such security interests will be created pursuant to documentation reasonably satisfactory in all respects to the Administrative Agent, and on the Closing Date, such security interests shall have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Administrative Agent shall have been made) and the Administrative Agent shall have received reasonably satisfactory evidence as to the enforceability and priority (relative to all creditors other than holders of the Existing Notes) thereof.
Termination of Commitments:
The commitments in respect of the Senior Secured Credit Facilities (including pursuant to the Commitment Letter) will terminate in their entirety on August 17, 2007 if the initial funding under the Senior Secured Credit Facilities does not occur on or prior to such date. If the Closing Date occurs, any unused commitments in respect of the Delayed Draw Facility will terminate in their entirety on the latest stated termination date of any series of Tribune's medium term notes due 2008, as in effect on the date hereof.
Final Maturity:	(A)	Tranche B Facility. The Tranche B Facility (including any Delayed Draw Term Loans) will mature on the seventh anniversary of the Closing Date (the "Tranche B Maturity Date").
	(B)	Revolving Facility. The Revolving Facility will mature on the sixth anniversary of the Closing Date (the "Revolver Maturity Date").
Amortization Schedule:
The Tranche B Facility will amortize at a rate of 1.0% per annum (payable quarterly) prior to the Tranche B Maturity Date, on which date the remaining principal amount shall be payable in full. Delayed Draw Term Loans automatically become part of the Tranche B Facility when made and will amortize based upon the Tranche B Facility amortization schedule.
Letters of Credit:
Letters of credit under the Revolving Facility ("Letters of Credit") will be issued by a Senior Secured Lender to be agreed by the Lead Arrangers and Tribune (in such capacity, the "L/C Lender"). The issuance of all Letters of Credit shall be subject to the customary procedures of the L/C Lender.

Letter of Credit Fees:
Letter of Credit fees will be payable for the account of the Revolving Facility Lenders on the daily average undrawn face amount of each Letter of Credit at a rate per annum equal to the applicable margin for Revolving Loans that are LIBOR rate loans in effect at such time, which fees shall be paid quarterly in arrears. In addition, an issuing fee on the face amount of each Letter of Credit in an amount agreed upon between the L/C Lender and Tribune shall be payable to the L/C Lender for its own account.
Interest Rates and Fees:	Interest rates and fees in connection with the Senior Secured Credit Facilities will be as specified on Annex I attached hereto.
Default Rate:	At all times during a payment default, interest on the overdue amount shall accrue at a rate per annum equal to 2% in excess of the applicable interest rate (including applicable margin).
Mandatory Prepayments/Reductions in Commitments:
Subject to the next paragraph, Loans under the Term Loan Facilities shall be prepaid with, and commitments under the Revolving Facility shall be reduced by, an amount equal to (a) 100% of the net cash proceeds of the issuance or incurrence after the Closing Date of funded debt (other than the Senior Secured Credit Facilities and certain permitted debt, including debt incurred in connection with the Second Step Transactions) or of any sale and lease-back by Tribune or any of its subsidiaries (subject to baskets and exceptions to be agreed upon), (b) 50% of Excess Cash Flow (to be defined) and subject to leverage based step-down to be agreed, (c) 100% of the net cash proceeds from all non-ordinary course asset sales or other dispositions of property by Tribune and its subsidiaries (including insurance and condemnation proceeds in excess of an amount to be agreed), subject to customary exceptions, which shall include carve-outs for ordinary course dispositions, like-kind exchanges and asset swaps, limited thresholds and reinvestment rights if reinvested or committed to be reinvested within 12 months of such sale and actually reinvested within 18 months of such sale; provided that to the extent any Junior Capital (as defined below) is outstanding as a result of a Special Equity Contribution (as defined below), then up to 50% of the net cash proceeds constituting Special Proceeds may be applied to repurchase such Junior Capital in accordance with the terms of the Credit Agreement and (d) net cash proceeds from any Special Equity Contribution.
"Special Proceeds" means any net cash proceeds received from all sales of C/C Assets (as defined below) in excess of $600.0 million in the aggregate.

Mandatory prepayments will be applied first to the Tranche B Facility (provided that Tribune may elect to apply such prepayment to the next four occurring installments of the Tranche B Facility occurring immediately after the date of such prepayment) and then to reduce outstanding Loans and commitments under the Revolving Facility.

Notwithstanding the foregoing, to the extent that (i) a mandatory prepayment of the type described in clause (c) above would be required to be made with net cash proceeds received by foreign subsidiaries of Tribune; (ii) Tribune requires a dividend or distribution of such net cash proceeds from such foreign subsidiaries in order to make such prepayment and (iii) such dividend or distribution would result in a material adverse tax consequence to Tribune, then no such prepayment shall be required until such time as either such dividend or distribution is no longer required to make such prepayment or such dividend or distribution would no longer have a material adverse tax consequence to Tribune.

Revolving Loans will be prepaid within one business day to the extent that the aggregate amount of credit extensions under the Revolving Facility exceeds the commitments in effect under the Revolving Facility.
Voluntary Prepayments/
Reductions in Commitments:	(A)	Term Loan Facilities. Term Loans may be prepaid at any time in whole or in part at the option of Tribune, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, breakage costs related to prepayments not made on the last day of the relevant interest period). Voluntary prepayments will be applied as determined by Tribune.

The unutilized portion of the commitments under the Delayed Draw Facility may be reduced at the option of Tribune, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty.
(B)
Revolving Facility. The unutilized portion of the commitments under the Revolving Facility may be reduced (and loans thereunder may be repaid at any time) at the option of Tribune, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, breakage costs related to prepayments not made on the last day of the relevant interest period).

Conditions to Effectiveness
and to Loans on Closing Date:	The effectiveness of the credit agreement and the making of the initial Loans under the Senior Secured Credit Facilities (other than the Delayed Draw Facility) shall be subject to conditions precedent, and to those specified herein and in the Commitment Letter (all such conditions to be satisfied in a manner satisfactory to the Lead Arrangers and the Senior Secured Lenders or the Required Lenders (as the case may be) (as defined below under "Required Lenders") or waived).
1.
The absence of any Material Adverse Change and the absence of any event that has had or could reasonably be expected to have a material adverse effect on (a) the rights and remedies of the Senior Secured Lenders under any Credit Document or (b) the ability of Tribune to perform its obligations under any Credit Document. Notwithstanding anything to the contrary, the entry into the Acquisition Agreement and the consummation of the Acquisition and related financings shall not constitute a Material Adverse Change.
2.
Certification as to the solvency of Tribune and its subsidiaries, taken as a whole, from the chief financial officer of Tribune and receipt of a solvency opinion (which opinion may be addressed to Tribune but shall be certified by Tribune to the Lenders to be a true and correct copy of the opinion delivered to it).
	3.	Receipt of all governmental and third party approvals or consents necessary in connection with the Senior Secured Credit Facilities.
Conditions to All Extensions
of Credit:	Each extension of credit under the Senior Secured Credit Facilities (other than certain mandatory borrowings and the Incremental Facility, but including Delayed Draw Term Loans) will be subject to the (i) absence of any Default or Event of Default, and (ii) continued accuracy of all representations and warranties in all material respects (to the extent not qualified by materiality standards).
Representations and Warranties:
The Credit Documents shall contain the following customary representations and warranties and such other representations and warranties usual and customary for facilities and transactions of this type as shall be mutually agreed upon and substantially similar to Tribune's existing credit agreement (subject to customary and reasonable exceptions and materiality qualifications):
	1.	Corporate status, power and authority.
	2.	Execution, delivery, and performance of the Credit Documents do not violate law or other material debt agreements.

	3.	No government or regulatory approvals required, other than approvals in effect.
	4.	Due authorization, execution and delivery of the Credit Documents; legality, validity, binding effect and enforceability of the Credit Documents.
	5.	Ownership of subsidiaries.
	6.	Accuracy of financial statements and other information; accuracy and completeness of disclosure; absence of undisclosed liabilities.
	7.	No Material Adverse Change.
	8.	Solvency of Tribune and its subsidiaries, taken as a whole.
9.
No action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to result in a Material Adverse Change; no conflict with applicable law or regulatory authority.
	10.	Payment of taxes.
	11.	Insurance.
	12.	Labor matters.
	13.	Use of proceeds.
	14.	Compliance with margin regulations.
	15.	Inapplicability of the Investment Company Act.
	16.	Compliance with applicable laws and regulations, including ERISA, Patriot Act and other counter-terrorism laws and all applicable environmental laws and regulations.
	17.	Ownership of properties and necessary rights to intellectual property.
Affirmative Covenants:
The Credit Documents shall contain the following customary affirmative covenants and such other affirmative covenants usual and customary for facilities and transactions of this type as shall be mutually agreed upon (subject to customary and reasonable exceptions and materiality qualifications):
	1.	Delivery of independently audited annual consolidated financial statements and certified unaudited quarterly (including fourth quarter) consolidated financial statements.
2.
Notice of reports to shareholders, notices of defaults, litigation and any Material Adverse Change, and other information customarily supplied in facilities similar to the Senior Secured Credit Facilities.

	3.	Maintenance of books and records; annual meetings, visitation and inspection rights and access to books and records.
	4.	Preservation of corporate existence; conduct of business.
	5.	Material compliance with laws (including ERISA and applicable environmental laws).
	6.	Environmental matters.
	7.	Payment of taxes.
	8.	Maintenance of properties and insurance.
	9.	Use of proceeds.
	10.	Further assurances.
	11.	Provision of additional collateral and guarantees.
	12.	Interest rate hedging arrangements mutually satisfactory to the Lead Arrangers and Tribune with respect to a notional amount of indebtedness not in excess of 50% of the Term Loans.
	13.	Tribune Finance LLC transactions.
	14.	Subsequent to the consummation of the Acquisition, election and maintenance of S Corporation treatment under the Code.
15.
Subsequent to the consummation of the Acquisition, obtaining cash cost savings of at least $60.0 million per year through the reduction of cash contributions to employee benefit plans and executive compensation programs.
Negative Covenants:
The Credit Documents shall contain the following customary negative covenants and such other negative covenants usual and customary for facilities and transactions of this type as shall be mutually agreed upon (subject to customary and reasonable exceptions and materiality qualifications):
1.
Limitation on indebtedness (including, without limitation, guarantees and other contingent obligations), subject to carve-outs to be agreed, including carve-outs (a) for up to $4,250.0 million in the aggregate of senior or senior subordinated notes (on terms and conditions reasonably satisfactory to the Administrative Agent) and/or Incremental Facility in connection with the consummation of and as part of the Second Step Transactions and (b) the Zell Exchange Note and the Zell Sub Note (as defined in the Second Step Commitment Letter).

2.
Limitation on liens, subject to carve-outs (a) for equally and ratably securing the Existing Notes, (b) to mortgage any real property purchased from TMCT I that is currently leased by Tribune and (c) for second priority liens in favor of the Senior Notes (as defined in the Second Step Commitment Letter).
3.
Limitation on mergers and disposition of all or substantially all assets, subject to a carve-out for the Acquisition; provided that (i) the Acquisition is consummated on or prior to [March 31], 2008 in accordance with the terms and conditions of the Acquisition Agreement (without waiver, amendment, supplement or other modification in a manner material and adverse to the Lenders without the consent of the Administrative Agent), (ii) Zell and Holdco shall have entered an equity commitment agreement or subscription agreement whereby Zell (either directly or through Holdco) will agree to invest up to $100.0 million on March 15, 2008 in Junior Capital (as defined below) of Tribune if Tribune has not made the S Corp Election on or prior to such date, such agreement to be in form and substance reasonably satisfactory to the Administrative Agent and granting third-party enforcement rights in favor of the Administrative Agent on behalf of the Lenders (the "Zell Investment Agreement"), (iii) the Second Step Transactions shall have been consummated prior to or substantially concurrent to the consummation of the Acquisition, (iv) all Post Acquisition Financial Covenants (as defined below) would be satisfied on a pro forma basis as of the last day of the fiscal quarter ending immediately prior to the date of the Acquisition (giving effect to the Second Step Transactions and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions after the beginning of the relevant determination period but prior to or simultaneous with the consummation of the Acquisition) and (v) no default or event of default shall exist or result therefrom (the conditions in clauses (i) through (v), together the "Acquisition Conditions").
4.
Limitation on transactions with affiliates, subject to a carve-outs for (i) each of the First Step Transactions and Second Step Transactions; provided that, in the case of the Second Step Transactions, the Acquisition Conditions have been satisfied or waived, (ii) the purchase, on an arms-length basis, of real property currently leased from TMCT I, (iii) transactions to be agreed in connection with refinancings at Eagle New Media Investments, LLC and Eagle Publishing Investments, LLC and (iv) exercise of put rights in connection with TMCT I and TMCT II.

5.	Limitation on dividend and other payment restrictions affecting material subsidiaries.
6.	Limitation on changes in business conducted.
7.
Limitation on dividends, redemptions and repurchases with respect to capital stock (including Junior Capital), subject to carve outs for (a) the First Step Transactions and the Second Step Transactions; provided that the Acquisition Conditions have been satisfied or waived, (b) after the consummation of the Acquisition, up to $[ ] million per year in aggregate cash dividends to Holdco and the ESOP, (c) up to an amount to be agreed to satisfy Tribune common equity repurchase obligations pursuant to the various documents governing the ESOP, (d) repurchase of capital stock from employees pursuant to any management equity plan a stock option plan or any other management or employee benefit plan or agreement in an amount not to exceed an amount to be agreed and (e) repurchase Junior Capital issued in connection with a Special Equity Contribution solely with the portion of any Special Proceeds not required to be applied to prepay Tranche B Term Loans and any cash refund received by Tribune from amounts paid to the Internal Revenue Service in connection with the Matthew Bender litigation; provided that any Junior Capital repurchased as described in this clause (e) shall be repurchased on the same terms as the related Special Equity Contribution.
8.
Limitations on prepayments, redemptions and repurchases of indebtedness (other than (i) loans under the Senior Secured Credit Facilities, (ii) the Holdco Purchase (as defined in the Second Step Commitment Letter) in connection with and as part of the consummation of the Second Step Transactions and (iii) certain other indebtedness in an amount to be agreed).
9.	Limitations on loans and investments (other than the ESOP Note and permitted acquisitions).
10.	Limitation on capital expenditures, including a carve-out to purchase real property currently leased from TMCT I with levels to be agreed (subject to a carry-forward to be agreed).
11.
Limitation on amendment of debt, ESOP structure, PHONES and other material agreements (including, without limitation, any Zell Investment Agreements and the agreements relating to the ESOP) in a manner adverse to Lenders in any material respect.

	12.	Prohibition on subsidiaries guaranteeing the Existing Notes.
13.
Limitation on asset sales, subject to a carve out for the sale of (i) the assets constituting the business of the Chicago Cubs baseball team, (ii) the Credit Parties' investments in Comcast Sports Network (the assets described in clauses (i) and (ii), the "C/C Assets"), (iii) the assets constituting the business of the Southern Connecticut publishing business, (iv) the assets constituting EZ Buy and EZ Sell Recycler Corporation, (v) other assets sales not to exceed 15% of Tribune's total assets per fiscal year (with such percentage being measured against the audited financial statements from the immediately prior year) and (vi) other permitted dispositions to be agreed.
	14.	Limitation on activities of Tribune Finance LLC.

"Existing Notes" means Tribune's existing 6.35% senior notes due 2008, 5.5% senior notes due 2008, 5.67% senior notes due 2008, 4.875% senior notes due 2010, 7.25% senior debentures due 2013, 5.25% senior debentures due 2015, 7.5% senior debentures due 2023, 6.25% senior notes due 2026, 6.61% senior debentures due 2027 and 7.25% senior debentures due 2096.
Financial Covenants:	The Credit Documentation for the Senior Secured Credit Facilities will contain the following financial covenants (mutually agreeable definitions to be set forth in the Credit Agreement):
1.
Minimum ratio of trailing four quarter EBITDA to total interest expense for the same period (a) for the period beginning on the Closing Date through December 30, 2007, greater than or equal to 1.75:1, and (b) thereafter, greater than or equal to 2.00:1; provided that subsequent to the consummation of the Second Step Transactions, each such ratio shall be decreased to 1.25:1.

2.
Maximum ratio of total indebtedness of Tribune that is guaranteed by any of its subsidiaries and indebtedness of any of the Guarantors (on a consolidated basis) to trailing four quarter EBITDA (as defined in Annex II to this Exhibit A) as of the last day of the most recently completed fiscal quarter (the "Total New Leverage Ratio") (a) for the period beginning on the Closing Date through December 30, 2007, less than or equal to 6.25:1, (b) for the period beginning on December 31, 2007 through December 28, 2008, less than or equal to 6.00:1, (c) for the period beginning on December 29, 2008 through December 27, 2009, less than or equal to 5.75:1, (d) for the period beginning on December 28, 2009 through December 26, 2010, less than or equal to 5.50:1 and (e) thereafter, less than or equal to 5.25:1; provided that for each period ending subsequent to consummation of the Second Step Transactions, the foregoing ratios shall each be increased by 2.75:1 The financial covenants, as adjusted upon consummation of the Second Step Transactions are referred to as the "Post Acquisition Financial Covenants".
The financial covenants contemplated above will be tested as of the last day of each fiscal quarter and will apply to Tribune and its subsidiaries on a consolidated basis.
Events of Default:
The Credit Documents shall contain the following customary defaults and such other defaults usual and customary for facilities and transactions of this type as shall be mutually agreed upon (which shall constitute "Events of Default") (subject to customary and reasonable exceptions, materiality qualifications and notice, cure and grace periods):
	1.	Failure to pay, when due, any principal with respect to the Senior Secured Credit Facilities.
	2.	Failure to pay any interest, fees or other amounts after a grace period of five business days.
	3.	Any representation or warranty made or deemed made shall prove to have been incorrect in any material respect when made or deemed made.
	4.	Breach or violation by any Credit Party of covenants or other provisions of the Credit Documents.
	5.	Any event of default shall occur under any other indebtedness of Tribune or any material subsidiary having an aggregate outstanding principal amount in excess of $75,000,000.
6.
Judgments or decrees in excess of $75,000,000 individually or in the aggregate against Tribune or any material subsidiary that are not stayed, discharged, paid (including by insurance) or bonded within 60 days.

7.	Bankruptcy or insolvency events with respect to Tribune or any material subsidiary.
8.	Any Change of Control (to be defined and in any event, excluding the Second Step Transactions).
9.	Standard ERISA defaults.
10.	Any provision of any Credit Documents shall for any reason cease to be valid, binding and enforceable on Tribune.
11.	Any actual or Credit Party asserted invalidity of guarantees or any other Credit Document.

For purposes of determining compliance with the covenant described in clause 14 under "Affirmative Covenants" above, receipt by Tribune of a cash equity contribution in an amount equal to $100.0 million (which equity shall be common equity or other Junior Capital, on terms and conditions reasonably acceptable to the Lenders) after the Second Step Closing Date and on or prior to the day that is 10 days after the last day in a calendar year when Tribune can validly make an S Corporation election for such tax year shall be deemed to cure any breach of such covenant (any such equity contribution, a "Specified Equity Contribution"); provided that (a) all cash proceeds received from a Specified Equity Contribution shall be applied to reduce Tranche B Term Loans in accordance with "Mandatory Prepayments/Reduction in Commitments" and (b) all Specified Equity Contributions shall be disregarded for purposes of determining any baskets with respect to the covenants contained in the Credit Agreement.

"Junior Capital" means (i) any common or preferred equity interests of Tribune that do not (a) provide for scheduled prepayments of dividends in cash prior to the date that is one year after the Tranche B Maturity Date or (b) become mandatorily redeemable pursuant to a sinking fund obligation or otherwise prior to the date that is one year after the Tranche B Maturity Date and (ii) indebtedness of Tribune that (a) is unsecured and not guaranteed by any subsidiary of Tribune, (b) is expressly subordinated to the prior payment in full in cash of the obligations of Tribune under the Senior Secured Credit Facilities on terms reasonably satisfactory to the Administrative Agent, (c) has a final maturity date that is not earlier than, and provides for no scheduled payments of principal or mandatory redemption obligations prior to, the date that is one year after the Tranche B Maturity Date and (d) in the case of indebtedness, provides for payments of interest solely in-kind until the date that is one year after the Tranche B Maturity Date.

Yield Protection and Increased Costs:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions. Tribune's reimbursement obligations in respect of increased costs and changes in circumstances shall be limited to amounts accruing not more than 90 days prior to the invoice thereof (to be extended as necessary to take into account any retroactive application of a change in law giving rise to such reimbursement obligation).
Assignments and Participations:
Each assignment (unless to another Senior Secured Lender or its affiliates) shall be in a minimum amount and in an integral multiple of $1 million with respect to the Term Loan Facility and $5 million with respect to the Revolving Facility (unless Tribune and the Administrative Agent otherwise consent or unless the assigning Senior Secured Lender's exposure is thereby reduced to zero). Assignments (which may be non-pro rata among loans and commitments) shall be permitted with Tribune's and the Administrative Agent's consent (such consent not to be unreasonably withheld, delayed or conditioned), except that no such consent of Tribune need be obtained to effect an assignment (a) of loans and/or commitments under the Term Loan Facilities, (b) to any Senior Secured Lender (or its affiliates), (c) if any payment or bankruptcy default has occurred and is continuing or (d) if determined by the Lead Arrangers, in consultation with Tribune, to be necessary to achieve a successful primary syndication. Participations shall be permitted without restriction. Voting rights of participants will be subject to customary limitations.
Required Lenders:
Senior Secured Lenders having a majority of the outstanding credit exposure (the "Required Lenders"), subject to amendments of certain provisions of the Credit Documents requiring the consent of Senior Secured Lenders having a greater share (or all) of the outstanding credit exposure or Senior Secured Lenders having a majority of the outstanding credit exposure with respect to a particular facility. Amendments prior to the completion of the primary syndication of the Senior Secured Credit Facilities (as determined by the Lead Arrangers) shall also require the consent of the Lead Arrangers.

Expenses and Indemnification:
All reasonable, documented and out-of-pocket expenses of the Lead Arrangers and the Administrative Agent (and the Senior Secured Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Credit Document (including the reasonable fees, disbursements and other charges of one law firm as counsel for the Lead Arrangers) are to be paid by Tribune.

Tribune will indemnify each of the Lead Arrangers, the Administrative Agent and the other Senior Secured Lenders and hold them harmless from and against all reasonable and documented costs, expenses (including reasonable and documented fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether the Lead Arrangers, the Administrative Agent or any such other Senior Secured Lender is a party thereto) that relate to the First Step Transactions or any transactions related thereto, except to the extent determined by a final judgment of a court of competent jurisdiction to have arisen solely from such person's bad faith, gross negligence or willful misconduct.
Governing Law and Forum:	New York.
Waiver of Jury Trial:	All parties to the Credit Documents waive the right to trial by jury.
Special Counsel for Lead Arrangers:	Cahill Gordon & Reindel LLP.

ANNEX I
to Exhibit A

Interest Rates and Fees:
Tribune will be entitled to make borrowings based on the ABR plus the Applicable Margin or LIBOR plus the Applicable Margin, which shall be (A) 2.50% per annum for LIBOR Loans and (B) 1.50% per annum for ABR Loans. If (i) the Acquisition Agreement is terminated prior to the consummation of the Acquisition and (ii) the corporate credit ratings for Tribune are B1 (no negative outlook) or better by Moody's and B+ (no negative outlook) or better by S&P, then the "Applicable Margin" for each of the Senior Secured Credit Facilities shall be reduced by 25 basis points. The Applicable Margin for the Revolving Facility will be subject to reduction in accordance with a leverage based grid to be agreed.

"ABR" means the higher of (i) the corporate base rate of interest announced by the Administrative Agent from time to time, changing effective on the date of announcement of said corporate base rate changes, and (ii) the Federal Funds Rate plus 0.50% per annum. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

"LIBOR" means the rate determined by the Administrative Agent to be available to the Senior Secured Lenders in the London interbank market for deposits in US Dollars in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR Loan, as adjusted for maximum statutory reserves.

Tribune may select interest periods of one, two, three or six months (or, to the extent approved by all of the Senior Secured Lenders, nine or twelve months) for LIBOR borrowings. Interest will be payable in arrears (i) in the case of ABR Loans, at the end of each quarter and (ii) in the case of LIBOR Loans, at the end of each interest period and, in the case of any interest period longer than three months, no less frequently than every three months. Interest on all borrowings shall be calculated on the basis of the actual number of days elapsed over (x) in the case of LIBOR Loans, a 360-day year, and (y) in the case of ABR Loans, a 365- or 366-day year, as the case may be.

Commitment fees accrue on the undrawn amount of the Revolving Facility and the Delayed Draw Facility, commencing on the date of the execution and delivery of the Credit Documents. The commitment fee in respect of the Revolving Facility will be 0.50% per annum and will be subject to reduction in accordance with a leverage based grid to be agreed. The commitment fee in respect of the unused Delayed Draw Facility will be 0.75% per annum.

All commitment fees will be payable in arrears at the end of each quarter and upon any termination of any commitment, in each case for the actual number of days elapsed over a 360-day year.

B-2

ANNEX II
to Exhibit A

        "Consolidated EBITDA" means, for any period, and with respect to Tribune and its Subsidiaries, consolidated net income (or net loss) of Tribune and its Subsidiaries for such period, exclusive of, without duplication, (w) the income or loss resulting from extraordinary items for such period, and all losses or gains resulting from non-cash, non-operating items and one-time charges, (x) whether or not recurring, non-cash stock-based compensation expense (determined in accordance with GAAP for such period, (y) whether or not recurring, non-cash retirement expense, including such expense from ESOP, pension and cash-balance plans and (z) the income of any Person accounted for by Tribune or any of its Subsidiaries on the equity method for such period, but any such income so excluded may be included in such period or any later period to the extent of any cash dividends or distributions actually paid in the relevant period to Tribune or any Subsidiary of Tribune (excluding, in the case of clauses (w), (x) and (y), (i) any non-cash charge represents an accrual or a reserve for potential cash charges in any future period and (ii) the accrual of revenue or recording of receivables in the ordinary course of business), plus the sum of:

          (a)   consolidated interest expense for such period (determined in accordance with GAAP for such period),

          (b)   consolidated income tax expense for such period (determined in accordance with GAAP for such period),

          (c)   depreciation expense for such period (determined in accordance with GAAP for such period),

          (d)   amortization expense for such period (determined in accordance with GAAP for such period), and

          (e)   costs and expenses directly incurred in connection with the First Step Transactions and the Second Step Transactions.

        Other than for purposes of calculating Excess Cash Flow, Consolidated EBITDA shall be calculated on a pro forma basis in accordance with GAAP and Regulation S-X to give effect to the First Step Transactions and the Second Step Transactions (to the extent consummated), including any cost savings related thereto and any permitted acquisition and asset sales (other than any dispositions in the ordinary course of business) consummated at any time on or after the first day of the test period and prior to the date of determination as if the First Step Transactions, the Second Step Transactions and each such permitted acquisition had been effected on the first day of such period and as if each such asset sale had been consummated on the day prior to the first day of such period.

        Notwithstanding anything to the contrary, modifications to be mutually agreed to the above definition will be made to properly reflect the impact of Tribune's election to be treated as an S Corporation under the Code and to add back ESOP compensation expense.

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SENIOR SECURED CREDIT FACILITIES SUMMARY OF TERMS AND CONDITIONS(1)
ANNEX I to Exhibit A
ANNEX II to Exhibit A